Exhibit 99.1

RADVISION Comments on Cisco Announcement Regarding Tandberg

Press Release
Source: RADVISION
On Thursday October 1, 2009, 11:45 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--In response to inquiries, RADVISION (Nasdaq:
RVSN - News) today commented on the announced tender offer by Cisco for Tandberg. The Company noted that Cisco is its largest customer and that RADVISION technology is deeply embedded into a range of Cisco videoconferencing solutions.

RADVISION is in the process of assessing the effect of this proposed transaction on its business over the short and long term and any opportunities it may create.

Over the past two years, the Company has been implementing a strategy to broaden and deepen its partner and customer base and has recently introduced a more complete and refreshed product portfolio. The Company will continue to execute this strategy.

Boaz Raviv, CEO, commented: "While this news was unexpected, we are fully committed to continuing our strategy of advancing our technology leadership and providing the best price performance video solutions to our partners and marketplace."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney, +1 212-704-7385
sean@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net